UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Barfresh Food Group Inc.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

067532101
(CUSIP Number)

KENNETH NADEL
WOLVERINE ASSET MANAGEMENT, LLC
175 W. JACKSON BLVD., SUITE 340
CHICAGO, ILLINOIS 60604
(312) 884-4400

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,503,528*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,503,528*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,503,528*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,503,528*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,503,528*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,503,528*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON HC

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,503,528*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,503,528*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,503,528*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON CO/HC

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,503,528*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,503,528*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,503,528*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN/HC

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,503,528*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,503,528*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,503,528*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN/HC

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

CUSIP NO. 067532101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

With respect to securities purchased on or prior to November 11, 2015, those securities were purchased from the Issuer on March 13, 2015 for the account of Wolverine Flagship Fund Trading Limited, a private investment fund managed by WAM (“Flagship”).  The source of funding for the transaction was the capital of Flagship.  A total of approximately $2,000,000 was paid in the original acquisition of the securities reported herein.

With respect to securities purchased after November 11, 2015, the common stock, par value $0.000001 per share, (the “Shares”) purchased for the accounts of Flagship were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The 503,528 Shares reported herein for WAM, sole member and manager, were purchased for the account of Flagship. A total of approximately $446,895 was paid for 503,528 Shares, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to add the following paragraphs to the end of the first four paragraphs of the Original Schedule 13D:

Flagship has increased its holdings in the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The decrease in the percentage of Shares owned by the Reporting Persons resulted solely from a change in the aggregate number of the Issuer’s Shares based on information contained in the Issuer’s Transition Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2016.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

As previously disclosed in Amendment No. 2 to the Schedule 13D, the Reporting Persons have expressed a desire to the Issuer to have an employee of WAM be appointed to the Issuer’s Board of Directors (the “Board”).  The Issuer has recently communicated to WAM that the Board has made a decision not to appoint any additional Board members at this time.  This position was reiterated to WAM by email from the Issuer’s Chairman again on April 4, 2016.  The Reporting Persons reserve the right to take any actions that they deem appropriate or required in furtherance of seeking shareholder representation on the Board, including, without limitation, nominating one or more director candidates for election at the Issuer’s 2016 Annual Meeting, engaging in discussions with other stockholders of the Issuer regarding the composition of the Board and continuing to engage in discussions with management and the Board of the Issuer regarding Board representation.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition and suggestions in regard to enhancing the composition of the Board) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 067532101

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 94,048,285 Shares outstanding, as of March 16, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Transition Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2016.

A.	WAM

(a)	WAM, as the investment manager of Flagship, may be deemed the beneficial owner of the 6,503,528 Shares owned by Flagship, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,503,528
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,503,528

(c)
WAM has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	WH

(a)	WH, as the sole member and manager of WAM, may be deemed the beneficial owner of the 6,503,528 Shares owned by WAM, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,503,528
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,503,528

(c)
WH has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 067532101

C.	WTP

(a)	WTP, as the sole general partner of WH, may be deemed the beneficial owner of the 6,503,528 Shares owned by WAM, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,503,528
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,503,528

(c)
WTP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

D.           Mr. Gust

(a)	Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the 6,503,528 Shares owned by WAM, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,503,528
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,503,528

(c)
Mr. Gust has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

E.           Mr. Bellick

(a)	Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the 6,503,528 Shares owned by WAM, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,503,528
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,503,528

(c)
Mr. Bellick has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 067532101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2016

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Chief Investment Officer

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

CUSIP NO. 067532101

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

WOLVERING ASSET MANAGEMENT, LLC (THROUGH WOLVERINE FLAGSHIP FUND TRADING LIMITED)

Purchase of Common Stock	30,000	0.8358	02/03/2016
Purchase of Common Stock	10,000	0.8400	02/04/2016
Purchase of Common Stock	12,000	0.8533	02/05/2016